SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 10, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.     Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated March 10, 2010 regarding “Ericsson’s annual general meeting.”

Ericsson’s (NASDAQ:ERIC) Annual General Meeting of shareholders will be held at Kistamässan, Stockholm, Sweden at 3pm CET on Tuesday, April 13, 2010. Below is an extract from the notice. The complete notice of the Annual General Meeting is available as an enclosed pdf document or on www.ericsson.com.

The nomination committee proposes that Michael Treschow is re-elected Chairman of the Board of Directors, and that Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Carl-Henric Svanberg, and Marcus Wallenberg are re-elected members of the Board of Directors and that Hans Vestberg and Michelangelo (Mike) Volpi be elected new members of the Board of Directors. The nomination committee proposes that the number of Board members to be elected by the Meeting be twelve and that no Deputy Directors be elected.

The nomination committee proposes a procedure on appointment of the nomination committee, in substance as follows:

The Company shall have a nomination committee of no less than five members. One member shall be the Chairman of the Board of Directors.

Based on the shareholding statistics the Company receives from Euroclear Sweden AB as per the last bank day of the month in which the Annual General Meeting of shareholders is held the nomination committee shall, without unnecessary delay identify the four largest shareholders by voting power of the Company.

As soon as reasonable feasible, the Nomination Committee shall, in a suitable manner, contact the identified four largest shareholders and request them within reasonable time considering the circumstances, however not exceeding 30 days, to provide in writing to the nomination committee the name of the person the shareholder wish to appoint member of the nomination committee.

The Chairman of the nomination committee shall be the member that represent the largest shareholder(s) by voting power, provided the nomination committee does not unanimously resolve to appoint another member, appointed by a shareholder, Chairman of the nomination committee.

The nomination committee proposes no remuneration be paid to the nomination committee members, however, the Company shall bear the expenses related to the work of the nomination committee.

The nomination committee proposes the Directors should be offered, on unchanged terms, the possibility to receive part of the fees in respect of their Board assignment (however, not in respect of committee work) in the form of synthetic shares. A synthetic share signifies a right to receive future payment of an amount corresponding to the market price of a share of series B in the Company on NASDAQ OMX Stockholm at the time of payment.

The Board of Directors proposes a dividend of SEK 2.00 per share and Friday, April 16, 2010, as record date for dividend.

The Board of Directors proposes the Annual General Meeting of Shareholders resolves on the following guidelines for remuneration and other employment terms for the senior management for the period up to the 2011 Annual General Meeting. Compared to the guidelines resolved by the 2009 Annual General Meeting, these guidelines have been restructured and rephrased to better demonstrate the basic principles for remuneration within the Ericsson Group.

Details of how we deliver on our principles and policy, including information on previously decided long term variable remuneration that has not yet become due for payment, can be found in the Remuneration Report and in Note C29, “Information regarding Members of the Board of Directors, Management and Employees” in the annual report 2009.

For senior management consisting of the Executive Leadership Team, including the President and CEO, in the following referred to as the “Group Management”, total remuneration consists of fixed salary, short- and long term variable remuneration, pension and other benefits.

Furthermore, the following guidelines apply for Group Management:

Variable remuneration is through cash and stock-based programs awarded against specific business targets derived from the long term business plan approved by the Board of Directors. Targets may include financial targets at either corporate or unit level, operational targets, employee motivation targets and customer satisfaction targets.

With the current composition of Group Management, the Company’s cost during 2010 for the variable remuneration of Group Management can, at a constant share price, amount to between 0 and 140 percent of the aggregate fixed salary cost, all excluding social security costs.

All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account. The retirement age is normally 60 to 65 years of age.

By way of exception, additional arrangements can be made when deemed required. Such additional arrangement shall be limited in time and shall not exceed a period of 36 months and two times the remuneration that the individual concerned would have received had no additional arrangement been made.

The mutual notice period may be no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes or other events that in a determining manner affect the content of work or the condition for the position is equated with notice of termination served by the Company.

After the Board of Director’s yearly evaluation of ongoing remuneration programs, it proposes to make only minor changes to the structure of Ericsson’s Long Term Variable Remuneration Program. The program is an integral part of the Company’s remuneration strategy and a continued operation would be in line with that of previous years. However, it is proposed that the CEO participation is amended and that the performance target period for the Executive

Performance Stock Plan is adjusted to financial years as described in the proposal below. It is anticipated that the LTV 2010 will require up to 23.5 million shares, corresponding to a dilution of up to 0.74 percent of outstanding shares, at a cost between SEK 919 million and SEK 1,611 million unevenly distributed over the years 2010 – 2014.

See the complete notice of Annual General Meeting of shareholders in the enclosed pdf document.

http://www.ericsson.com/ericsson/investors/shareholders/agm/doc_2010/notice_to_the_agm _2010.pdf

NOTES TO EDITORS:

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York

www.ericsson.com

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on March 9 at 19.15CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 10, 2010